SRA International, Inc.
4300 Fair Lakes Court
Fairfax, Virginia 22033

March 30, 2015

Via EDGAR
Mr. Stephen Krikorian
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	SRA International, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed August 8, 2014
File No. 333-83780
Dear Mr. Krikorian:
SRA International, Inc. (the “Company”) is submitting this correspondence to respond to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“Commission”) in a letter dated March 24, 2015, with respect to the Company’s Form 10-K for the Fiscal Year Ended June 30, 2014 (the “2014 Form 10-K”) referenced filing. To facilitate the Staff’s review, the Company has restated the Staff’s comments below in italics, followed by the Company’s response.
Item 9A. Controls & Procedures, page 44

1.	Tell us what consideration you gave to providing the disclosures required by Item 308(a) of Regulation S-K.
Response:
In 2014, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2014, based on the framework described in “Internal Control Integrated Framework (1992),” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, management did not observe any material weaknesses and concluded that the Company’s internal control over financial reporting was effective as of June 30, 2014. This conclusion is reflected in the certifications filed as Exhibits 31.1 and 31.2 to the Form 10-K.
In future Form 10-K filings the Company plans to include a disclosure substantively comparable to the following in response to Item 9A of the Form 10-K:

Management's Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2015, based on the framework described in “Internal Control Integrated Framework (2013),” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company's internal control over financial reporting was effective as of June 30, 2015.

Item 15. Exhibits and Financial Statement Schedules, page 66

2.
Tell us what consideration you gave to the requirement to include an exhibit to show the computation of your ratio of earnings to fixed charges. Refer to Item 601(b)(12) and Item 503(d) of Regulation S-K.

Response:
Item 3 of Form 10-K requires furnishing the information “required by Item 503 of Regulation S-K,” and Item 16 of Form 10-K requires furnishing the exhibits “required by Item 601 of Regulation S-K.”  Item 503(d) of Regulation S-K provides, “If you register debt securities, show a ratio of earnings to fixed charges,” and Instruction 3 to this paragraph indicates to file “an exhibit to the registration statement to show the figures used to calculate the ratios” and cites to Item 601(b)(12) (emphasis added).  Item 601(b)(12) indicates to file “a statement setting forth any ratio of earnings to fixed charges… See Item 503(d) of Regulation S-K.”  Although the Company’s Form S-4 registration statement, declared effective on May 14, 2012, registered debt securities and contained disclosure regarding the Company’s earnings to fixed charges ratio, the Company is not now registering debt securities or filing a registration statement therefor, and the Form 10-K is not being incorporated by reference into a registration statement under the Securities Act of 1933, as amended, that registers any debt securities.

The Company respectfully refers the Staff to Section 8210 of the Commission Staff’s Financial Reporting Manual states:

If debt securities are being registered, present a ratio of earnings to fixed charges in the registration statement. If preference equity securities are being registered, present a ratio of earnings to combined fixed charges and preference security dividend requirements in the registration statement. The ratios should be presented for each of the last five fiscal years and the latest interim period for which financial statements are presented.  Either ratio may be disclosed voluntarily in other filings, including 1934 Act forms.

(Emphasis added.) The Company elected not to voluntarily disclose its earnings to fixed charges ratio.  The Company, whose Form 10-K checked the box on the cover page to indicate that it is not required to file reports pursuant to Section 13 or Section 15(d) of the Act, filed the Form 10-K solely to satisfy a covenant in an indenture.  The Company believes that adequate financial information has otherwise been provided to investors in the Form 10-K.
*        *        *
In connection with this response, the Company acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at 703.227.7027 with any questions.

Sincerely,

SRA INTERNATIONAL, INC.

BY:	/S/ DAVID KEFFER
David Keffer
Executive Vice President, Chief Financial Officer